UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2024
(Commission File No. 001-40634)

Gambling.com Group Limited
(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Jersey
JE4 8PX, Channel Islands
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (this “Report”) shall be deemed to be incorporated by reference into the registration statements on Forms F-3 (File Nos. 333-266888 and 333-272030) and  Forms S-8 (File Nos. 333-258412, 333-262539, 333-270786, 333-278149 and 333-278155) of Gambling.com Group Limited (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Results of Annual General Meeting of the Company

The Company held the 2024 Annual General Meeting on May 15, 2024. The Company’s shareholders considered the following proposals, each of which is described in greater detail in the Company’s Notice of 2024 Annual General Meeting, dated April 5, 2024.

1.     Approval of the Company’s Annual Report and Accounts for the financial year ended December 31, 2023, together with the reports of the directors and the auditor.

Based on the votes set forth below, the proposal to receive the Company’s Annual Report and Accounts for the financial year ended December 31, 2023, together with the reports of the directors and the auditor, was approved.

For	Against	Abstain
24,336,129	2,033	3,360

2.     Appointment of Director.

Based on the votes set forth below, the following director was elected as a Class III director.

	For	Against	Abstain
Charles Gillespie	23,823,606	514,683	3,231

3.     Appointment of Director.

Based on the votes set forth below, the following director was elected as a Class III director.

	For	Against	Abstain
Michael Quartieri	23,074,070	1,266,322	1,129

4.     Appointment of Director.

Based on the votes set forth below, the following director was elected as a Class III director.

	For	Against	Abstain
Kevin McCrystle	24,333,664	4,326	3,531

5.     Appointment of Independent Auditor.

Based on the votes set forth below, the proposal to appoint BDO LLP as auditor of the Company to hold office from the conclusion of the 2024 Annual General Meeting until the conclusion of the annual general meeting of the Company to be held in 2025 was approved.

For	Against	Abstain
26,945,064	4,121	43,867

6.     Approval to authorize the Audit Committee to fix the remuneration of the auditors.

Based on the votes set forth below, the proposal to authorize the audit committee to fix the remuneration of the auditors was approved.

For	Against	Abstain
24,335,066	3,257	3,199

7.     Approval to adopt the 2023 Employee Share Purchase Plan of the Company.

Based on the votes set forth below, the proposal to adopt, the 2023 Employee Share Purchase Plan of the Company was approved.

For	Against	Abstain
24,323,563	11,613	6,345

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: May 17, 2024